T. Rowe Price Tax-Exempt Money Fund, Inc.

1)Disclosure on Participation Interests has been removed from the prospectuses and replaced with the following.

Floating Rate Certificates

This term covers the short-term component discussed under Residual Interest Securities above or other short-term variable rate securities created using underlying tax-exempt fixed-rate bonds. These securities have been developed in the secondary market to meet the demand for short-term, tax-exempt securities. The IRS has not issued a definitive ruling on the tax-exempt nature of these securities. However, the fund will only invest in securities with a structure that nationally recognized bond counsel has concluded allows for the pass through of tax-exempt interest to investors.

Operating policy There is no limit on fund investments in these securities.